Schedule 13D CUSIP No. 15942R 208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Chaparral Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

15942R 208

(CUSIP Number)

David B. Charnin, Esq.

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. 15942R 208

1	Names of Reporting Persons Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,808,937 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,808,937 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,808,937 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 16.8% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 1,152,882 shares of Class A Common Stock and 246,925 shares of Class B Common Stock beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd., (ii) 1,096,913 shares of Class A Common Stock and 234,938 shares of Class B Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., (iii) 3,205,298 shares of Class A Common Stock and 360,987 shares of Class B Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P., and (iv) 1,315,357 shares of Class A Common Stock and 195,637 shares of Class B Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 38,588,902 shares of Class A Common Stock and 7,871,512 shares of Class B Common Stock of the Issuer outstanding as of August 13, 2018, and assuming the conversion of the Class B Common Stock into shares of Class A Common Stock on a one-for-one basis.

Schedule 13D CUSIP No. 15942R 208

1	Names of Reporting Persons SVP Special Situations III LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,331,851 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,331,851 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,851 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 2.9% (2)

14	Type of Reporting Person OO

(1) Consists of 1,096,913 shares of Class A Common Stock and 234,938 shares of Class B Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P.

(2) Based on 38,588,902 shares of Class A Common Stock and 7,871,512 shares of Class B Common Stock of the Issuer outstanding as of August 13, 2018, and assuming the conversion of the Class B Common Stock into shares of Class A Common Stock on a one-for-one basis.

Schedule 13D CUSIP No. 15942R 208

1	Names of Reporting Persons SVP Special Situations IV LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,566,285 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,566,285 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,566,285 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 7.7% (2)

14	Type of Reporting Person OO

(1) Consists of 3,205,298 shares of Class A Common Stock and 360,987 shares of Class B Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P.

(2) Based on 38,588,902 shares of Class A Common Stock and 7,871,512 shares of Class B Common Stock of the Issuer outstanding as of August 13, 2018, and assuming the conversion of the Class B Common Stock into shares of Class A Common Stock on a one-for-one basis.

Schedule 13D CUSIP No. 15942R 208

1	Names of Reporting Persons SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,510,994 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,510,994 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,994 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 3.3% (2)

14	Type of Reporting Person OO

(1) Consists of 1,315,357 shares of Class A Common Stock and 195,637 shares of Class B Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P.

(2) Based on 38,588,902 shares of Class A Common Stock and 7,871,512 shares of Class B Common Stock of the Issuer outstanding as of August 13, 2018, and assuming the conversion of the Class B Common Stock into shares of Class A Common Stock on a one-for-one basis.

Schedule 13D CUSIP No. 15942R 208

1	Names of Reporting Persons Victor Khosla I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,808,937 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,808,937 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,808,937 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 16.8% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 1,152,882 shares of Class A Common Stock and 246,925 shares of Class B Common Stock beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd., (ii) 1,096,913 shares of Class A Common Stock and 234,938 shares of Class B Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., (iii) 3,205,298 shares of Class A Common Stock and 360,987 shares of Class B Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P., and (iv) 1,315,357 shares of Class A Common Stock and 195,637 shares of Class B Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity, and which is indirectly majority owned and controlled by the Reporting Person.

(2) Based on 38,588,902 shares of Class A Common Stock and 7,871,512 shares of Class B Common Stock of the Issuer outstanding as of August 13, 2018, and assuming the conversion of the Class B Common Stock into shares of Class A Common Stock on a one-for-one basis.

Schedule 13D CUSIP No. 15942R 208

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Chaparral Energy, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 701 Cedar Lake Boulevard, Oklahoma City, OK, 73114.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of Strategic Value Partners, LLC, a Delaware limited liability company (“SVP”), SVP Special Situations III LLC, a Delaware limited liability company (“Special Situations III”), SVP Special Situations IV LLC, a Delaware limited liability company (“Special Situations IV”), SVP Special Situations III-A LLC, a Delaware limited liability company (“Special Situations III-A”), and Victor Khosla (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), however this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

The securities reported herein as beneficially owned by SVP include securities directly held by Strategic Value Master Fund, Ltd., a Cayman Islands exempted company. SVP is the investment manager of, and exercises investment discretion over, Strategic Value Master Fund, Ltd. SVP beneficially owns shares beneficially owned by Special Situations III, Special Situations IV and Special Situations III-A, as managing member of each such investment manager entity. SVP is indirectly majority owned and controlled by Mr. Khosla.

The securities reported herein as beneficially owned by Special Situations III are directly held by Strategic Value Special Situations Master Fund III, L.P., a Cayman Islands exempted limited partnership. Each of Strategic Value Special Situations Fund III, L.P., a Delaware limited partnership, and Strategic Value Special Situations Offshore Fund III, L.P., a Cayman Islands exempted limited partnership, holds limited partnership interests in Strategic Value Special Situations Master Fund III, L.P. Special Situations III is the investment manager of, and exercises investment discretion over each of Strategic Value Special Situations Master Fund III, L.P., Strategic Value Special Situations Fund III, L.P. and Strategic Value Special Situations Offshore Fund III, L.P. SVP is the managing member of Special Situations III. Special Situations III is indirectly majority owned and controlled by Mr. Khosla.

The securities reported herein as beneficially owned by Special Situations IV are directly held by Strategic Value Special Situations Master Fund IV, L.P., a Cayman Islands exempted limited partnership. Each of Strategic Value Special Situations Fund IV, L.P., a Delaware limited partnership, and Strategic Value Special Situations Offshore Fund IV, L.P., a Cayman Islands exempted limited partnership, holds limited partnership interests in Strategic Value Special Situations Master Fund IV, L.P. Special Situations IV is the investment manager of, and exercises investment discretion over each of Strategic Value Special Situations Master Fund IV, L.P., Strategic Value Special Situations Fund IV, L.P. and Strategic Value Special Situations Offshore Fund IV, L.P. SVP is the managing member of Special Situations IV. Special Situations IV is indirectly majority owned and controlled by Mr. Khosla.

The securities reported herein as beneficially owned by Special Situations III-A are directly held by Strategic Value Opportunities Fund, L.P., a Cayman Islands exempted limited partnership. Special Situations III-A is the investment manager of, and exercises investment discretion over, Strategic Value Opportunities Fund, L.P. SVP is the managing member of Special Situations III-A. Special Situations III-A is indirectly majority owned and controlled by Mr. Khosla.

Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund III, L.P., Strategic Value Special Situations Master Fund IV, L.P., and Strategic Value Opportunities Fund, L.P. are referred to collectively as the “Funds” in this Schedule 13D.

(b) The principal business address of each Reporting Person is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

Schedule 13D CUSIP No. 15942R 208

(c) Each of the Reporting Persons is engaged in the business of investing. Set forth in Schedule A hereto are the names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The state of organization for each of the Reporting Persons other than Mr. Khosla is Delaware. Mr. Khosla and the persons set forth in Schedule A are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On May 9, 2016, the Issuer and certain of its subsidiaries filed voluntary petitions seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.  On March 10, 2017, the Bankruptcy Court confirmed the Issuer’s Reorganization Plan and on March 21, 2017, the Reorganization Plan became effective and the Issuer emerged from bankruptcy. Upon the Issuer’s emergence from bankruptcy, all of its existing equity was cancelled and the Issuer issued shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock the “Common Stock”) to the previous holders of the Issuer’s senior notes and certain general unsecured creditors whose claims were impaired as a result of the Issuer’s bankruptcy, including to the Funds. The Issuer also issued shares of Class A Common Stock to the Funds in connection with a rights offering entered into in connection with the Issuer’s Reorganization Plan. The Funds acquired additional shares of Class A Common Stock in open market purchases.

The source of funds for the shares of Class A Common Stock which were acquired pursuant to the Issuer’s rights offering and pursuant to open market purchases was the working capital, or funds available for investment, of the Funds.

Item 4. Purpose of Transaction.

The Funds received shares of Class A Common Stock and Class B Common Stock (i) in connection with the Issuer’s Reorganization Plan, (ii) pursuant to the Issuer’s rights offering conducted in connection with the Issuer’s Reorganization Plan, and (iii) in open market purchases.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer.  These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the shares of Common Stock (or any derivative thereof).  In addition, the Reporting Persons may engage in further discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure, and the composition of the Issuer’s Board of Directors, and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The disclosure below in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Schedule 13D CUSIP No. 15942R 208

Item 5. Interest in Securities of the Issuer

(a) — (b) The information requested by these subsections is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)  Pursuant to the Issuer’s certificate of incorporation, the Issuer’s outstanding shares of Class B Common Stock, including the 1,038,487 shares of Class B Common Stock held by Funds and reported as beneficially owned on the cover pages of this Schedule 13D, will automatically convert into shares of Class A Common Stock on a one-for-one basis on December 15, 2018, which is sixty days after October 16, 2018.

(d) Except as described in this statement, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 6, 2018, SVP and the Funds entered into a support agreement (the “Support Agreement”) with the Issuer.

Pursuant to the Support Agreement, the Issuer (i) increased the number of directors on the Issuer’s Board of Directors (the “Board”) such that there would be one vacancy on the Board, and (ii) elected David Geenberg, Co-Head of the U.S. Investment Team of SVP, to fill the newly created vacancy effective June 6, 2018. Subject to SVP’s compliance with certain standstill and voting obligations, if Mr. Geenberg agrees to serve, Mr. Geenberg will be included in the Issuer’s slate of director nominees for election at the Issuer’s 2019 annual meeting of stockholders.

The Issuer also agreed that SVP may replace Mr. Geenberg if he is unable or unwilling to serve on the Board at any time during the standstill period (as discussed below), subject to such replacement director meeting certain criteria as set forth in the Support Agreement.

The Support Agreement also includes, among other provisions, certain standstill and voting commitments by SVP, including a voting commitment that SVP will vote in favor of (i) any director nominees recommended by the Board to the stockholders for election and (ii) other routine matters submitted by the Board to the stockholders for a vote. The standstill period shall, subject to the Issuer’s compliance with the terms of the Support Agreement, extend until the date that is the earlier of (i) 30 days prior to the expiration of the Issuer’s advance notice period for (A) the Issuer’s 2020 annual meeting of stockholders or (B) any subsequent annual meeting of stockholders, should Mr. Geenberg or his replacement not be included on the Issuer’s slate of director nominees for such subsequent annual meeting and (ii) 120 days after Mr. Geenberg or his replacement ceases to serve on the Board. If SVP and its affiliate entities cease collectively to beneficially own the lesser of an aggregate of (i) at least 8% of the Issuer’s then outstanding shares of Class A Common Stock and (ii) 3,719,850 shares of the Issuer’s Class A Common Stock, Mr. Geenberg has agreed to resign from the Board. In addition, if SVP or any of its affiliates materially breaches the Support Agreement and fails to cure such breach, Mr. Geenberg has agreed to resign from the Board.

This description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit A and incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Exhibit A                                             Support Agreement, dated June 6, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on June 7, 2018)

Exhibit 99.1                              Joint Filing Agreement

Schedule 13D CUSIP No. 15942R 208

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2018

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS IV LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

By:	/s/ Victor Khosla
Victor Khosla

Schedule 13D CUSIP No. 15942R 208

SCHEDULE A

EXECUTIVE OFFICERS, DIRECTORS AND
CONTROL PERSONS OF THE REPORTING PERSONS

Name and Address	Present Principal Occupation and Employment
Victor Khosla Chief Investment Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Chief Investment Officer of Strategic Value Partners,LLC, SVP Special Situations III LLC, SVP Special Situations IV LLC and SVP Special Situations III-A LLC

James Dougherty Fund Chief Financial Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Chief Financial Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations IV LLC and SVP Special Situations III-A LLC

Edward Kelly Chief Operating Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Chief Operating Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations IV LLC and SVP Special Situations III-A LLC

David Charnin General Counsel and Chief Compliance Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	General Counsel and Chief Compliance Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations IV LLC and SVP Special Situations III-A LLC